Exhibit 4.58
Dated 28 June 2011
between
Agria Corporation
and
Guanglin Lai
DEED OF INDEMNIFICATION

THIS DEED is dated 28 June 2011 and made between:
(1)	Agria Corporation, a company incorporated under the laws of Cayman Islands (the “Company”); and

(2)	Guanglin Lai (the “Indemnified Person”)
WHEREAS:
(A)
Agria Group Limited (“Agria Group”), a company incorporated under the laws of British Virgin Islands and a wholly-owned subsidiary of the Company, and New Hope International (Hong Kong) Limited (“New Hope”) entered into a shareholders agreement on 28 June 2011 (the “Shareholders Agreement”) in connection with their shareholding in Agria Asia Investments Limited (“Agria Asia”), a company incorporated under the laws of the British Virgin Island.

(B)
Pursuant to the Shareholders Agreement, New Hope and the Indemnified Person entered into a Deed of Guarantee on 28 June, 2011 (the “Deed of Guarantee”), whereby the Indemnified Person made a personal guarantee (the “Guarantee”) to New Hope for Agria Group’s payment obligation in the event that New Hope exercises its put option pursuant to the Shareholders Agreement.

(C)	The Company has agreed to indemnify the Indemnified Person in respect of his obligations and liabilities arising out of the Guarantee (the “Obligations”) in accordance with this Deed.
IT IS AGREED as follows:
1. INDEMNITY
(a)	The Company unconditionally and irrevocably agrees to:
(i)	indemnify the Indemnified Person for all amounts paid to New Hope under the Deed of Guarantee together with relevant expenses he may incur; and
(ii)
indemnify and hold harmless the Indemnified Person from and against all losses, costs, damages, expenses, liabilities, actions, claims and demands whatsoever which the Indemnified Person may incur or sustain or which may be made against the Indemnified Person by reason of or in any way whatsoever in connection with the performance of the Obligations under the Deed of Guarantee.

(b)
All payments to be made under this Deed shall be made in full by cash or shares of the Company at the election of the Indemnified Person, without any set-off or counterclaim whatsoever and free and clear of any deductions or withholdings in the relevant currency on the due date to such account as the Indemnified Person may from time to time specify.

(c)
In the event that the Indemnified Person elects to receive the payment to be made by the Company in the form of shares of the Company pursuant to Section 1(b), the number of shares of the Company shall be determined based on the volume weighted average price of the ADSs representing the Company’s ordinary shares on the New York Stock Exchange during the three months from April 13, 2011 being the date on which the Indemnity was approved by the Board of Directors.

2.	MISCELLANEOUS
(a)	This Deed shall be continuing and will extend to the ultimate balance of the Obligations, regardless of any intermediate payment or discharge in whole or in part.
(b)
This Deed shall be binding on the Company and its successors but the Company may not assign or transfer all or any of its rights or obligations under this Deed. If the Indemnified Person transfers all or part of its liability under the Obligations to a third party, it shall so notify the Company and the Indemnified Person shall be entitled to assign to such third party all rights and benefits under this Deed as relate to the liability of the Indemnified Person under such Obligations.

(c)	This Deed shall come into effect on the date it is signed by the parties and shall remain in full force until the Guarantee has been terminated or has expired.

(d)	It is intended that this document takes effect as a deed.
3.	NOTICES
(a)
Any notice or other communication to a party to this Deed must be in writing. It must be addressed for the attention of such person, and sent to such address or fax number as set forth on signature page hereto or to such other address or fax number as that party may from time to time notify to the other parties.

(b)	Any notice or other communication made or delivered by one person to another under or in connection with this Deed will only be effective:
(i)	if by way of fax, when received in legible form; or
(ii)	if by way of letter, when it has been left at the relevant address or five (5) Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address.
4.	LAW AND JURISDICTION
(a)	This Deed is governed by Hong Kong law.
(b)
All the parties agree that any dispute or claim arising out of or in connection with or relating to this Deed, or the breach, termination or invalidity hereof (including the validity, scope and enforceability of this arbitration provision), shall be finally resolved by arbitration in Hong Kong under the auspices of the Arbitration Centre and in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules (“Arbitration Rules”) as are in force at the date of this Guarantee and as may be amended by the rest of this Clause 4(b). For the purpose of such arbitration, there shall be three arbitrators (“Arbitration Board”). The Company shall select one arbitrator and the Indemnified Person shall select one arbitrator. All selections shall be made within 30 days after the selecting party gives or receives the demand for arbitration. Such arbitrators shall be freely selected, and the parties shall not be limited in their selection to any prescribed list. The Chairman of the Arbitration Centre shall select the third arbitrator. If any arbitrator to be appointed by a party has not been appointed and consented to participate within 30 days after the selection of the first arbitrator, the relevant appointment shall be made by the Chairman of the Arbitration Centre.

(c)
All arbitration proceedings shall be conducted in English in strict confidence. The Arbitration Board shall decide any such dispute or claim strictly in accordance with the governing law specified in 4(a). The order for enforcement of any arbitral award rendered hereunder may be entered in any court having jurisdiction, or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be.

(d)
Any award made by the Arbitration Board shall be final and binding on each of the Parties that were parties to the dispute. The Parties expressly agree to waive the applicability of any laws and regulations that would otherwise give the right to appeal the decisions of the Arbitration Board so that there shall be no appeal to any court of law for the award of the Arbitration Board, and a Party shall not challenge or resist the enforcement action taken by any other Party in whose favour an award of the Arbitration Board was given.

(e)	The Indemnified Person irrevocably waives any objections to the jurisdiction of any courts referred to in this Clause 4.
(f)
The Indemnified Person irrevocably consents to service of process or any other document in connection with the arbitration proceedings by facsimile transmission, personal service, delivery at any address specified in this Deed or in the Shareholders Agreement or any other usual address, mail or in any other manner permitted by Hong Kong law, the law of the place of service or the law of the jurisdiction where proceedings are instituted.

Notwithstanding anything else in this document, this deed of counter-indemnity shall not become effective until being duly executed by all the parties to this deed listed below.

SIGNED, SEALED AND DELIVERED	)	/s/ Lai Guanglin

as a DEED by	)
the Indemnified Person	)
in the presence of: Mia Li	)

SIGNED, SEALED AND DELIVERED	)	/s/ Gary Yeung

as a DEED by
for and on behalf of	)
AGRIA CORPORATION	)
in the presence of:	)

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